August 27, 2012

Dear FSI Shareholders:

We are pleased to inform you that FSI International, Inc. (the “Company”), Tokyo Electron Limited (“TEL”) and RB Merger Corp., an indirect wholly-owned subsidiary of TEL (“Purchaser”), entered into a definitive merger agreement on August 13, 2012 (the “Merger Agreement”) that provides for TEL’s acquisition of the Company.

Pursuant to the terms of the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $6.20 per share in cash (without interest and subject to applicable withholding taxes). Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, September 24, 2012.

If the tender offer is successful (which would involve Purchaser obtaining ownership of a majority of the Company’s outstanding common stock on a fully diluted basis and the satisfaction or waiver of certain other conditions), the tender offer will be followed by the merger of Purchaser into the Company, subject to the terms and conditions set forth in the merger agreement, with the Company surviving the merger as an indirect wholly-owned subsidiary of TEL. In the merger, the shares of the Company’s common stock that were not acquired in the tender offer (other than shares held by shareholders who properly exercise dissenters’ rights under Minnesota law) will be converted into the right to receive the same price per share in cash paid in the tender offer (without interest and subject to applicable withholding taxes).

The Company’s Board of Directors unanimously recommends that the Company’s shareholders: (i) accept Purchaser’s tender offer, (ii) tender their shares to Purchaser pursuant to the tender offer, and (iii) to the extent required to consummate the merger, approve the merger and adopt the plan of merger included in the Merger Agreement.

In arriving at its recommendation, the Company’s board of directors considered a number of factors. These factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9, and include the opinion of Barclays Capital Inc., the financial advisor retained by the Company’s board of directors to the effect that, based upon and subject to the qualifications, limitations and assumptions in its written opinion, the consideration to be received by the Company’s shareholders in the tender offer and the merger is fair, from a financial point of view, to such shareholders. The full text of Barclays’ opinion is attached as Annex II to the enclosed Schedule 14D-9.

In addition, enclosed are Purchaser’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares in the tender offer. We urge you to read these documents and to consider this information carefully. If you have any questions regarding the tender offer, the merger, or how to tender your shares, please contact D.F. King & Co., Inc., TEL’s information agent, at (800) 628-8536 (toll-free) or (212) 269-5550 (banks and brokers) or by e-mail at fsitender@dfking.com.

Sincerely,

Donald S. Mitchell

Chairman and Chief Executive Officer

Always Thinking. Better.™